Exhibit D-10

10 CFR 50.80

March 3, 2005

U.S. Nuclear Regulatory Commission
Attn: Document Control Desk
Washington, DC 20555-0001

Clinton Power Station, Unit 1
Facility Operating License No. NPF-62
NRC Docket No. 50-461

Oyster Creek Generating Station
Facility Operating License No. DPR-16
NRC Docket No. 50-219

Three Mile Island Nuclear Station, Unit 1
Facility Operating License No. DPR-50
NRC Docket No. 50-289

Subject: Application for Approval of Indirect License Transfers

In accordance with 10 CFR 50.80, “Transfer of licenses,” AmerGen Energy Company, LLC (AmerGen) is requesting NRC consent, to the extent necessary, of indirect transfers of Facility Operating License Nos. NFP-62, DPR-16, and DPR-50 for Clinton Power Station, Unit 1 (Clinton), Oyster Creek Generating Station (Oyster Creek) and Three Mile Island Nuclear Station, Unit 1 (TMI-1), respectively. There are no license amendments needed in connection with the proposed indirect license transfers.

The proposed indirect license transfers are associated with the pending merger of Exelon Corporation (the ultimate parent company of AmerGen and referred to as Exelon) and Public Service Enterprise Group (PSEG) and the subsequent restructuring of the merged companies. Under the merger agreement, the two companies will combine to create Exelon Electric & Gas Corporation (EEG), the nation’s largest utility. The merger will be accomplished by converting PSEG shares into Exelon shares and is expected to result in PSEG shareholders holding about 32% of EEG. PSEG will merge into Exelon and upon completion of the merger, Exelon will change its name to Exelon Electric & Gas Corporation. EEG will then restructure its organization. The combined company will have assets of approximately $79 billion and will serve three major metropolitan areas, more than seven million retail electric customers in Illinois, New Jersey, and Pennsylvania, and more than two million gas customers in Pennsylvania and New Jersey.

AmerGen is the licensed owner and operator of Clinton, Oyster Creek and TMI-1. AmerGen is a wholly-owned subsidiary of Exelon Generation Company, LLC (Exelon Generation). Exelon Generation is a wholly-owned subsidiary of Exelon Ventures Company, LLC (Exelon Ventures), which in turn is a wholly-owned subsidiary of Exelon. As a result of the merger, AmerGen will

U.S. Nuclear Regulatory Commission
March 3, 2005

remain a wholly-owned subsidiary of Exelon Generation; Exelon Generation will remain a wholly-owned subsidiary of Exelon Ventures; Exelon Ventures will become a wholly-owned subsidiary of EEG. AmerGen will continue to be the owner of the stations and the NRC operating licensee. AmerGen is requesting the approval of indirect license transfers for these stations, to the extent necessary, solely due to the merger creating EEG.

The attached application contains the information required by 10 CFR 50.80 to demonstrate that:

(1)	AmerGen will continue to possess the technical and financial qualifications to own and operate these facilities;

(2)	AmerGen will not, as a result of the merger, become owned, controlled, or dominated by a foreign corporation or government;

(3)	The proposed transfers do not raise any other significant safety or NRC regulatory issues.

The merger is conditioned upon, among other things, the approval by shareholders of both companies and a number of regulatory approvals or reviews by federal and state energy authorities. These include, in addition to the NRC, the New Jersey Board of Public Utilities, the Pennsylvania Public Utility Commission, the Illinois Commerce Commission (notice filing only), the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and either the Department of Justice or the Federal Trade Commission, depending upon which agency reviews the anti-trust aspects of the merger. The companies intend to request shareholder approval in the second quarter of 2005 and anticipate that the regulatory approvals can be obtained within 12 to15 months of its December 2004 announcement date.

To facilitate implementation of the merger and subsequent restructuring, AmerGen is requesting NRC approval of the proposed indirect transfers within six months, to be effective immediately upon issuance. Consistent with past practice, we request the approval to permit subsequent execution of the merger and restructuring within a succeeding 12-month period.

If there are any questions regarding these license transfer requests, please contact Kenneth A. Ainger at (856) 339-2136.

I declare under penalty of perjury that the foregoing is true and correct.

Executed on
Jeffrey A. Benjamin, Vice President Licensing and Regulatory Affairs AmerGen Energy Company, LLC

Attachment: Application for Consent to Indirect License Transfers

APPLICATION FOR CONSENT TO INDIRECT LICENSE TRANSFERS

I.	INTRODUCTION

Exelon Corporation (Exelon) is the parent company of AmerGen Energy Company, LLC (AmerGen). AmerGen is currently the licensed owner and operator of Clinton Power Station, Unit 1 (Clinton), Oyster Creek Nuclear Generating Station (Oyster Creek), and Three Mile Island Nuclear Station, Unit 1 (TMI-1).

In December 2004, Exelon and Public Service Enterprise Group of New Jersey (PSEG) announced that they entered into a merger agreement to combine their companies and create Exelon Electric & Gas Corporation (EEG), the nation’s largest utility. The merger will be accomplished by converting PSEG shares into Exelon shares and is expected to result in PSEG shareholders holding about 32% of EEG. PSEG will merge into Exelon and upon completion of the merger, Exelon will change its name to Exelon Electric & Gas Corporation. EEG will then restructure its organization. The merger will create a combined company with total assets of approximately $79 billion serving three major metropolitan areas, more than seven million retail electric customers in Illinois, New Jersey and Pennsylvania, and more than two million gas customers in Pennsylvania and New Jersey.

As a result of the merger, AmerGen is requesting, to the extent necessary, NRC approval of indirect license transfers in accordance with 10 CFR 50.80, “Transfer of licenses,” for Clinton, Oyster Creek, and TMI-1. This application provides the necessary information to support the proposed transfers, and to demonstrate that the transfers are justified and will not lead to any undue risk to public health and safety.

II.	GENERAL INFORMATION

The merger of Exelon and PSEG will further the business objectives of the two companies, creating substantial synergies in both financial and operational terms. The combined company — Exelon Electric & Gas Corporation — will encompass a wealth of executive experience in a new and larger organization, with increased service territory. The combined company, through its subsidiaries Exelon Generation Company, LLC (Exelon Generation) and AmerGen, will continue to be a leader in the nuclear generation business.

When the merger is effective, John Rowe — the current Chairman, President and Chief Executive Officer of Exelon — will become the President and Chief Executive Officer of EEG. James Ferland — the current Chairman, President and Chief Executive Officer of PSEG — will become non-executive chairman of the Board of Directors of EEG. The new Board of Directors will be comprised of directors to be nominated at a ratio of two-thirds by Exelon and one-third by PSEG.

The merger will be accomplished by a series of transactions. As relevant to this application, the current PSEG Power LLC (PSEG Power) — the parent of PSEG Nuclear, LLC (PSEG Nuclear)1 — will merge into and be survived by Exelon Generation. The PSEG Power subsidiaries — including PSEG Nuclear —will be dissolved, liquidated, or merged into and survived by Exelon Generation. The PSEG Power business functions will be rolled into their corresponding Exelon Generation business units. (If ultimately deemed more prudent, a direct or indirect PSEG Power subsidiary may be maintained and will be a direct subsidiary of Exelon Generation.)

AmerGen will continue to be the owner and operator of the referenced nuclear stations. AmerGen will remain a wholly-owned subsidiary of Exelon Generation. Exelon Generation is currently a wholly-owned subsidiary of Exelon Ventures Company, LLC, (Exelon Ventures) which in turn is a wholly-owned subsidiary of the present Exelon. As a result of the merger and restructuring, Exelon Generation will remain a wholly-owned subsidiary of Exelon Ventures. Exelon Ventures will become a wholly-owned subsidiary of EEG. AmerGen is requesting the approval of indirect license transfers for the referenced stations, to the extent necessary, solely due to the merger creating EEG.

An organization chart for the post-merger company is contained in Enclosure 1 of this application.

III.	REGULATORY ISSUES FOR LICENSE TRANSFERS

A.	Identification and Ownership of the Licensee

AmerGen will continue to be the NRC licensee for all of the stations addressed in this application. As a result of the transaction, AmerGen will become a wholly-owned subsidiary of EEG, which will be headquartered in Chicago, Illinois. The combined holding company will be a public company with shares traded on the New York Stock Exchange. The shares are expected to be widely held — initially by the current shareholders of Exelon and PSEG.

AmerGen will continue to maintain its headquarters at:

200 Exelon Way
Kennett Square, Pennsylvania 19348

The AmerGen nuclear organization will continue to be integrated with the Exelon Generation nuclear organization, which will be headquartered at the same address.

The Chief Executive Officer, who is the Chief Nuclear Officer, and other senior executives of AmerGen responsible for the facilities addressed in this application will not change as a result of the merger.

As a result of the merger AmerGen will not become owned, controlled or dominated by foreign interests. AmerGen will remain a U.S. limited liability company that will be a wholly-owned subsidiary of Exelon Generation, a U.S. limited liability company. Exelon Generation will remain

[1]	PSEG Nuclear is a licensee for the Salem Generating Station, Hope Creek Generating Station, and Peach Bottom Atomic Power Station. Those facilities are the subjects of separate license transfer applications.

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a wholly-owned subsidiary of Exelon Ventures, a U.S. limited liability company. Exelon Ventures will be a subsidiary of EEG, a U.S. corporation.

The management committee of AmerGen will not change as a result of the license transfers. The majority (if not all) the directors and officers of EEG will be U.S. citizens. The directors and officers of Exelon Ventures will not change as a result of the merger and will continue to be U.S. citizens. The directors and officers of Exelon Generation will continue to be U.S. citizens.

B.	Technical Qualifications of AmerGen

The technical qualifications of AmerGen will not be affected by the merger creating EEG. The AmerGen organizations and personnel presently responsible for all of the referenced nuclear stations will continue to operate and support the stations with no change. Likewise, AmerGen’s programs, procedures, and conduct of operations will not be altered for these facilities as a result of the merger.

C.	Financial Qualifications of AmerGen

1.	Operating Financial Qualifications

The proposed merger and proposed transfers will not affect the financial qualifications of AmerGen as the licensed owner and operator.

AmerGen will continue to own, operate, and market power from the referenced stations. AmerGen will continue to sell electricity to electric utility affiliates and will market electricity pursuant to rate tariffs approved by the Federal Energy Regulatory Commission. AmerGen presently meets, and will continue to meet, the financial qualifications requirement of 10 CFR 50.33, “Contents of applications; general information,” paragraph (f)(2), by obtaining revenue from the sale of electricity from the nuclear plants sufficient to cover nuclear operating costs.

The proposed transfer does not affect the existing contingency funding arrangement for AmerGen provided by Exelon Generation. Exelon Generation’s substantial generating assets, encompassing a diverse portfolio of nuclear, fossil, and hydroelectric generating units, will continue to provide revenue streams and added assurance of AmerGen’s ability to cover fixed operating costs associated with a six-month shutdown of one or more of the nuclear units.

Furthermore, based upon the financial stature of the company, Exelon Generation expects to have an investment grade bond rating, which will enable the company to raise additional funds as necessary.

The financial projections for AmerGen standing alone do not change as a result of the proposed license transfers. In the license transfer application submitted by Exelon Generation and PSEG Nuclear addressing the direct transfer of the licenses for ownership/operation of the Salem and Hope Creek units (Docket Nos. 50-272, 50-311, and 50-354), Exelon Generation and PSEG Nuclear have submitted five-year post-merger financial projections for Exelon Generation, incorporating the combined generation capacity (nuclear and non-nuclear) to be operated by Exelon Generation, including AmerGen. The five year projections cover the first five years after the merger (beginning in 2006) and include: total revenue, total operating expenses, income before taxes, taxes, and net income. The financial information includes assumptions regarding the total generation supply and the price of electricity, as well as a projected balance sheet for Exelon Generation demonstrating the substantial assets of the combined generation business.

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To the extent even required for the present application, that information is incorporated herein by reference.2

2.	Decommissioning Funding Assurance

The proposed indirect license transfers do not affect the present decommissioning funding assurance provided by AmerGen. The sources of decommissioning funding and the status of the decommissioning funds for the stations are unchanged as a result of the merger at the holding company level.

Financial assurance for decommissioning for all three stations continues to be provided by the prepayment method, coupled with an external trust fund, in accordance with 10 CFR 50.75, “Reporting and recordkeeping for decommissioning planning,” paragraph (e)(1)(i). The status of decommissioning funding for the three stations was shown in the most recent AmerGen decommissioning funding report3 and will be updated in a status report, as required by 10 CFR 50.75(f), to be submitted by March 31, 2005.

3.	Nuclear Insurance

AmerGen will continue to maintain the financial protection required by 10 CFR 140, “Financial Protection Requirements and Indemnity Agreements,” and the property insurance required by 10 CFR 50.54, “Conditions of licenses,” paragraph (w), for all the referenced stations. These arrangements are not impacted by the proposed license transfers.

D.	Restricted Data and Classified Nuclear Security Information

This application does not contain any Restricted Data or other classified defense information, and it is not expected that any such information will become involved in the operation of the affected plants. As provided in 10 CFR 50.37, “Agreement limiting access to Classified Information,” AmerGen will not permit any individual to have access to Restricted Data or National Security Information until the individual has been approved for such access under the provisions of 10 CFR 25, “Access Authorization for Licensee Personnel.”

E.	Environmental Considerations

This application does no more than request approvals of indirect license transfers. The proposed license transfers do not involve any amendment to the plant licenses or any other change that would directly affect the actual operation of the facilities involved in any substantive way. The proposed transfers do not involve an increase in the amounts, or a change in the types, of any radiological effluents that may be allowed to be released off-site, and do not involve any increase in the amounts or change in the types of any non-radiological effluents that may be released off-site. Further, no increase in the individual or cumulative occupational radiation exposure is involved.

[2]	The five year financial projections are proprietary. Exelon Generation and PSEG Nuclear have requested that the proprietary information be withheld from public disclosure pursuant to 10 CFR 2.390. A non-proprietary version was also provided to the NRC on the docket.

[3]	AmerGen letter to NRC, “Report on Status of Decommissioning Funding for Reactors,” dated March 31, 2003.

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IV.	OTHER REGULATORY APPROVALS AND SCHEDULE

The merger of Exelon Corporation and Public Service Enterprise Group is conditioned upon, among other things, the approval by shareholders of both companies and a number of regulatory approvals or reviews by federal and state energy authorities. These include, in addition to the NRC, the New Jersey Board of Public Utilities, the Pennsylvania Public Utility Commission, the Illinois Commerce Commission (notice filing only), the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and either the Department of Justice or the Federal Trade Commission, depending upon which agency reviews the anti-trust aspects of the merger. The companies intend to seek shareholder approval in the second quarter of 2005 and anticipate that the regulatory approvals can be obtained within 12 to15 months of its December 2004 announcement date.

To facilitate implementation of the merger, AmerGen is requesting NRC approval of the proposed transfers within six months, to be effective immediately upon issuance and permit subsequent execution of the merger and restructuring within a succeeding 12-month period. AmerGen will inform the NRC of any significant changes in the schedule.

V.	CONCLUSIONS

For the reasons discussed above, the proposed indirect license transfers will not: (1) have any adverse-impact on the operation of the referenced nuclear stations; (2) adversely affect the managerial or technical qualifications of AmerGen, the operator of the nuclear stations; (3) impair AmerGen’s financial qualifications as the owner and operator of the nuclear stations; or (4) result in any foreign ownership, control or domination of AmerGen. Accordingly, the proposed transfers will not result in any undue risk to public health and safety, will not be inimical to the common defense and security, and will be consistent with the Atomic Energy Act and NRC regulations.

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